Ruhnn Holding Limited

Floor 11, Building 2, Lvgu Chuangzhi Development Center

788 Hong Pu Road

Jianggan District, Hangzhou 310016

People’s Republic of China

March 19, 2020

VIA EDGAR

Mr. Tony Watson

Ms. Donna Di Silvio

Office of Trade & Services
Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Ruhnn Holding Limited
Form 20-F for the Fiscal Year Ended March 31, 2019
Filed July 30, 2019
File No. 001-38852

Dear Mr. Watson and Ms. Silvio:

Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 20, 2020 regarding the Annual Report on Form 20-F for the fiscal year ended March 31, 2019 (the “Form 20-F”) of Ruhnn Holding Limited (the “Company”).

We set forth below our responses to the comments contained in the Staff’s letter. For your convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed our response accordingly.

Form 20-F filed July 30, 2019

Operating Results

Key Components of Results of Operations, page 67

1.                                      You disclose that net revenues as a percentage of your total GMV has decreased due to an increase in the proportion of your net revenues generated from services. In this regard we note that your net revenues for services under the platform model as a percentage of GMV of third-party online stores decreased significantly from fiscal year 2018 to 2019. Please tell us your consideration of disclosing the drivers behind this decrease.

The Company respectfully advises the Staff that it has not disclosed Company’s net revenues for services under the platform model as a percentage of GMV of third-party online stores because the Company did not find such calculation to be meaningful to investors for the reason set forth below. To more clearly illustrate the Company’s explanation, the Company has set forth below breakdown of its main revenue streams, corresponding GMV (if any) and relevant net revenue as a percentage of GMV calculation:

	FY2018					FY2019
(RMB in thousands)	Net Revenue		GMV	Net Revenue / GMV		Net Revenue		GMV	Net Revenue / GMV
Full-Service Model:
Product sales revenue	912,512		1,944,400	46.9	%(1)	942,781		2,147,100	43.9	%(1)
Platform Model:
- KOL sales services	12,746	(2)	100,800	12.6	%(1)	76,499	(2)	713,500	10.7	%(1)
- KOL advertising service	22,322	(2)	N/A	N/A		74,158	(2)	N/A	N/A
Services revenue	35,068		100,800	34.8	%(3)	150,657		713,500	21.1	%(3)
Total net revenue	947,580		2,045,200	46.3	%(4)	1,093,438		2,860,600	38.2	%(4)

Notes:

(1)         Change in this percentage from fiscal year 2018 to fiscal year 2019 was immaterial and therefore the Company did not disclose any driver behind this change.

(2)         The Company has gathered these numbers from its accounting records for the Staff’s reference only. The Company does not distinguish its net revenues between KOL sales services and KOL advertising services in its internal reporting, and reports net revenues from services under the platform model as a whole.

(3)         The Company did not find this percentage to be meaningful to investors as explained below.

(4)         The Company found the change in this percentage from fiscal year 2018 to fiscal year 2019 to be material and could help illustrate the increasing contribution from its services revenue under the platform model, which was a trend that the Company expected to continue. Therefore, the Company included discussion of this change in the Form 20-F as noted by the Staff.

The Company respectfully advises the Staff that, as disclosed under the heading “Our Business Models” on page 42 of the Form 20-F, the Company provides a variety of services through its platform model, which mainly include KOL sales services and KOL advertising services. For KOL sales services, the Company charges service fees based on the GMV of third-party online store sales facilitated by the Company’s KOLs. For KOL advertising services, the Company charges fixed and pre-determined service fees for advertisements placed on the Company’s KOLs’ social media spaces. Because service fees for KOL advertising services are not associated with any GMV, the Company was not able to provide the GMV associated with KOL advertising services and has disclosed in footnote (3) to the tables on pages 45 and 68 of the Form 20-F that GMV of third-party online stores listed in the tables “[i]ncludes GMV from third-party online stores to which we only provide KOL sales services.” As such, the Company did not find it meaningful to discuss net revenues for services under the platform model (which includes net revenues from both KOL sales services and KOL advertising services) as a percentage of GMV of third-party online stores (which are associated with KOL sales services only).

The Company further advises the Staff that decrease in net revenues for services under the platform model as a percentage of GMV of third-party online stores was primarily due to: (i) net revenues from KOL sales services accounted for a larger proportion of the Company’s net revenues for services under the platform model in fiscal year 2019 as compared to fiscal year 2018, and (ii) net revenues from KOL advertising services do not have associated GMV, as discussed above. The Company expected the relative contribution of its KOL sales services and KOL advertising services to its total services revenues under the platform model would continue to fluctuate in the future due to its customers’ changing demands for KOL sales services and KOL advertising services from time to time. Therefore, the Company did not find the above discussion regarding change in net revenues for services under the platform model as a percentage of GMV of third-party online stores to be meaningful to investors.

The Company has duly noted the Staff’s comment and will include discussions of the drivers behind the fluctuations of its different revenue streams as a percentage of related GMV in future filings to the extent that the fluctuations from period to period are material and meaningful to investors.

Liquidity and Capital Resources, page 77

2.                                      Please disclose the amount of cash and cash equivalents and restricted cash disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction.

The Company respectfully advises the Staff that it will disclose in future annual reports on Form 20-F the amounts of cash and cash equivalents and restricted cash disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction, in the format as presented below (as of March 31, 2019):

(In thousands)	Currency Denomination
Jurisdiction:	RMB	US$
Cash and cash equivalents:
Mainland China	89,879	6
Hong Kong, China	—	7
	89,879	13
Restricted cash:
Mainland China	13,861	—
Total cash and cash equivalents and restricted cash	103,740	13

Combined and Consolidated Statements of Comprehensive Loss, page F-4

3.                                      On page 70 you state other operating income/(loss) consists primarily of the income or losses from disposing your excess and obsolete raw materials; however, on page F-17 you state cost of products includes inventory write-downs. Please tell us why the cost of disposing your excess and obsolete raw materials is not included in cost of product sales.

The Company respectfully advises the Staff that the Company’s accounting policy is to recognize sales of products including the sales of raw materials as product sales revenue with the related costs as cost of product sales. For the year ended March 31, 2018, the Company incorrectly recorded the sales of raw materials amounted to RMB772.5 thousands with the corresponding costs of raw material sold of the same amount in other operating income/(loss). The Company further advises the Staff that no such error was made in the combined and consolidated financial statements as of and for the year ended March 31, 2019. The Company analyzed the impact of such error to the financial statements being (1) far below 1% of product sales and cost of product sales, and (2) no impact to gross profit, other operating income, net, and net loss for the year ended December 31, 2018. As such, the Company has concluded that the error was immaterial to the combined and consolidated financial statements for all periods presented.

The Company further advises the Staff that the disclosure on page 70 that “[o]ther operating income/(loss) consists primarily of the income or losses from disposing our excess and obsolete raw materials” was inaccurate. Other operating income/(loss) for fiscal year 2018 and 2019 consisted of mainly income/loss on contract termination, disposal of property and equipment, and other miscellaneous items, which were not material individually or in the aggregate. The Company will include in its future filings disclosure of the composition and reasons for fluctuation of this financial statement line item to the extent it is material and meaningful to the readers of the financial statements.

Combined and Consolidated Statements of Cash Flows, page F-6

4.                                      Note 8 to the financial statements discloses that you capitalized Buildings in the amount of RMB125,692,281 during the year ended March 31, 2019. Your cash flows for investing activities for the same period reflects expenditures of only RMB6,820,391. Please explain to us how the buildings were acquired and why your statement of cash flows does not reflect cash used for this investing activity.

The Company respectfully advises the Staff that the Company obtained ownership of buildings amounted to RMB125.4 million during fiscal year 2019 from Hanzhou Ruhnn, the parent company prior to the Equity Restructuring. As of March 31, 2019, the Company had not paid for the purchase price of these buildings and recorded a payable in the amount of RMB125.4 million in amounts due to related parties. The Company has disclosed the acquisition of the buildings and the related payable to related party for the acquisition of these buildings in Note 15 to the financial statements on page F-28 of the Form 20-F. The Company will cross reference this noncash investing transaction in its consolidated statements of cash flows prospectively starting with the annual report for the fiscal year ending March 31, 2020 on Form 20-F.

*  *  *  *  *

The Company has duly noted the Staff’s reminder that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any questions or wish to discuss the foregoing, please contact the Company’s U.S. counsel, Yi Gao of Simpson Thacher & Bartlett LLP, at +852-2514-7620.

Sincerely,

/s/ Jacky Jinbo Wang
Jacky Jinbo Wang
Chief Financial Officer

cc:                                Yi Gao

Simpson Thacher & Bartlett LLP

Kevin Lin

Deloitte Touche Tohmatsu Certified Public Accountants LL